Exhibit 99.1

September 5, 2012

DLA Piper LLP

1251 Avenue of the Americas, 27th Floor

New York, New York 10020-1104

Re:    China Hydroelectric Corporation (the “Company”)

Dear Mr. Klein and Mr. Altman:

On behalf of CPI Ballpark Investments Ltd. (“CPI”), Swiss Re Financial Products Corporation (“Swiss Re”), China Environment Fund, III L.P. (“CEF”), Aqua Resources Asia Holdings Limited (“Aqua”), Abrax and IWU International Ltd (“IWU” and together with CPI, Swiss Re, CEF, Aqua and Abrax, the “Shareholder Group”), all of which are and have been through the relevant period shareholders of the Company, we are writing to address various statements made in your letter, dated August 31, 2012, responding to the August 21, 2012 and August 30, 2012 letters (the “Joint Letters”) from the Shareholder Group to the Company’s board of directors (the “Board”).

As previously disclosed in Amendments No. 2 and No 3. to the Schedule 13D filed by the Shareholder Group with the U.S. Securities and Exchange Commission on August 21, 2012 and August 30, 2012, respectively, the Shareholder Group holds over 40% of the Company’s issued and outstanding share capital, either through ordinary shares, par value $0.001 (the “Ordinary Shares”) or the Company’s American Depositary Shares, each of which represents three Ordinary Shares. In addition, as of August 30, 2012, the date on which the Shareholder Group formally called an Extraordinary General Meeting of the Company to be held on September 28, 2012 (the “EGM”), members of the Shareholder Group were record holders of at least one-third of the Company’s issued and outstanding Ordinary Shares. If the Board disputes the Shareholder Group’s shareholding, we hereby request the Company to provide its detailed register of members as of August 29, 2012 and the supporting calculations. Consequently, as advised by the Shareholder Group’s Cayman Islands legal counsel, Conyers Dill & Pearman (“Cayman Counsel”), and pursuant to Article 59 of the Amended and Restated Articles of the Company (the “Articles”), which provides that “[m]embers holding shares representing not less than one-third of the issued and outstanding share capital, may call extraordinary general meetings,” the Shareholder Group, as of August 30, 2012, was entitled to and did validly call the EGM.

Furthermore, our Cayman Counsel has advised that the Shareholder Group has validly set the record date for the EGM pursuant to the Articles as August 29, 2012 (the “Record Date”), notwithstanding the statement in your August 31st letter that the establishment of a record date is “squarely within the purview of the Board.” Article 45 of the Articles provides that “[i]f the Board does not fix a record date for any general meeting”, the record date shall be set “at the close of business on the day next preceding the day on which notice is given”. Here, since notice of the EGM was given by the Shareholder Group on August 30, 2012, under Article 45 of the Articles, the Record Date is accordingly set as August 29, 2012. If, as you contend, the Board has the sole right to set the record date, even in cases in which the Board is not the entity charged with the right to call such general meeting (as is the case here), then the Board would be capable of eviscerating the explicit right of the shareholders to call an EGM pursuant to Article 59 of the Articles simply by refusing to set a record date. As advised by our Cayman Counsel, a Cayman Islands court would not interpret Article 59 to be meaningless so as to entrench the incumbent board, as you seek to argue.

We are aware that Rule 204.21 of the Listed Company Manual of the New York Stock Exchange (the “NYSE Listed Company Manual”) requires that the Company provide advance notice to the New York Stock Exchange (the “NYSE”) of a record date for a general meeting of its shareholders. As stated in the NYSE Listed Company Manual, this obligation to inform the NYSE of the record date of a shareholder meeting is the obligation of the listed company alone, and it does not in any way diminish, restrict or otherwise affect the legal rights of the Shareholder Group to call the EGM and establish the record date pursuant to the Articles or Cayman Islands law. If the Company is attempting to disenfranchise the Shareholder Group by relying on Rule 204.21, the Company will not be successful in that regard.

In summary, despite the various statements made to the contrary in your August 31st letter, on August 30, 2012, the Shareholder Group validly called an EGM to be held on September 28, 2012 and has properly established the record date for the EGM as August 29, 2012, in each case, in accordance with Cayman Islands law and the provisions Articles. Accordingly, on behalf of the Shareholder Group, we respectfully ask that you advise your client to refrain from engaging in any further corporate maneuvers or delays that are designed or could be expected to frustrate or deny the legitimate legal rights of the shareholders of the Company to call the EGM, including effecting or agreeing to effect any transactions designed to dilute the Shareholder Group’s interest in the Company or otherwise compromise the Shareholder Group’s ability to vote for and support the initiatives highlighted in their Joint Letters. Moreover, please also advise your client that any actions taken by management and/or the Board before the EGM that would diminish the value of the Company, change existing management, or entrench the existing Board, including without limitation, entering into contracts designed to give additional rights or compensation to management and/or the Board, would be deemed as against the interests of the Company and the Shareholder Group. The Shareholder Group intends to retain all of its rights in connection with these matters.

The Shareholder Group is confident that the Board will act in the best interests of the Company and continues to welcome the opportunity to engage directly with the Board to discuss the concerns and issues articulated in the Joint Letters. The Shareholder Group believes that an open channel of dialogue between the parties would be a far more effective means of addressing these issues than further exchange of letters between legal advisors, and therefore stands by ready and willing to have a frank and open conversation with the Board.

Sincerely,

O’Melveny & Myers LLP

/s/ Nima Amini

Nima Amini

/s/ Stephanie Sheng

Stephanie Sheng

Enclosures

cc:	Mr. Amit Gupta

Mr. Lung-Chi Lee

(NewQuest Capital Partners)

Christopher Bickley

Norman Hau

(Conyers Dill & Pearman)

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